Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                       Name and Address of Company

HudBay Minerals Inc. (“Hudbay” or the “Company”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.                                                       Date of Material Change

January 9, 2014

Item 3.                                                       News Release

Hudbay issued a news release with respect to the material change referred to in this report on January 9, 2014. The news release was disseminated through the newswire services of Marketwired. Copies of the news releases are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.                                                       Summary of Material Change

On January 9, 2014, Hudbay announced that it had entered into an agreement to sell, on a bought deal basis, 18,200,000 common shares in the capital of the Company (“Common Shares”) to a syndicate of underwriters, and granted the underwriters an over-allotment option to purchase an additional 2,730,000 Common Shares. On January 15, 2014, the Company entered into an underwriting agreement with the syndicate of underwriters and filed a preliminary prospectus in respect of the Offering (as defined below).

Item 5.                                                       Full Description of Material Change

On January 9, 2014, the Company entered into a bought deal letter with a syndicate of underwriters, under which the underwriters agreed to purchase, on a bought deal basis, 18,200,000 Common Shares at a price of $8.25 per Common Share (the “Offering Price”) for gross proceeds of $150,150,000 (the “Offering”). The Company also granted the underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 2,730,000 Common Shares to cover over-allotments, if any.

On January 15, 2014, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the syndicate of underwriters on terms consistent with the bought deal letter, setting out the specific rights and obligations of the parties in respect of the Offering.

Also on January 15, 2014, the Company filed a preliminary prospectus with the Ontario Securities Commission, as its principal regulator, in respect of the Offering.

The Offering is expected to close on or about January 30, 2014 and is subject to the Company receiving all necessary regulatory approvals.

The Company intends to use the net proceeds of the Offering for general corporate purposes, including providing the Company the flexibility to pursue opportunities to advance its growth strategy.

The Common Shares subject to the Offering are being offered (i) to the public in all of the provinces and territories of Canada and (ii) in the United States, only to a limited number of “qualified institutional buyers” (as defined in Rule 144A under the United States Securities Act of 1933, as amended (the “1933 Act”)) and institutional “accredited investors” (as defined in Rule 501(a)(1), (2), (3) or (7) under the 1933 Act), in a private placement exempt from the registration requirements of the 1933 Act.

Item 6.                                                       Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                       Omitted Information

Not applicable.

Item 8.                                                       Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President, Legal and Corporate Secretary
416-362-2576

Item 9.                                                       Date of Report

January 16, 2014

Forward-Looking Information

This material change report contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions).

Forward-looking information includes information that relates to, among other things, the Company’s objectives, strategies, intentions, future financial and operating performance and prospects, its intention to complete the Offering and its expectations as to the use of proceeds from the Offering.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the Company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that the Company identified and were applied by it in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the closing of the Offering

•                  the execution of its business and growth strategies, including the success of its strategic investments and initiatives;

•                  the availability of financing for its exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect its ability to develop its projects;

•                  no material changes in the affairs of the Company have occurred;

•                  no inquiry, action, suit, proceeding or investigation is commenced, announced or threatened or any law or regulation is enacted or changed which operates to prevent or restrict the trading of the Common Shares; and

•                  no event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation develops which would affect the financial markets or the business, operations or affairs of the Company.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the Company’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond its control), depletion of its reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect its ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, its ability to comply with its pension and other post-retirement obligations, the Company’s ability to abide by the covenants in its debt instruments or other material contracts, as well as the risks discussed under the heading “Risk Factors” in the Company’s most recent annual information form dated March 27, 2013.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this material change report or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.